Exhibit 99.6
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer UNITED UTILITIES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			both (i) and (ii)

3.	Name of person discharging managerial responsibilities/director THOMAS WATERWORTH DRURY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DIRECTOR AND MRS J E DRURY (SPOUSE)

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest THOMAS WATERWORTH DRURY AND MRS J E DRURY	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares United Utilities PLC Ordinary Shares

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them T W DRURY: 3,524 ORDINARY MRS J E DRURY: 18,902 ORDINARY TOTAL: 22,426 ORDINARY 0.0026%	8	State the nature of the transaction SALE OF SHARES BY DIRECTOR AND SPOUSE

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	DIRECTOR — 2703 SPOUSE — 2818		0.0006

13.	Price per share or value of transaction 2703 SOLD AT £7.6283 2818 SOLD AT £7.62665	14.	Date and place of transaction 29 JANUARY 2007 ENGLAND

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction 29 JANUARY 2007
	T W DRURY: 821 ORDINARY MRS J E DRURY: 16,084 ORDINARY TOTAL: 16,905 ORDINARY 0.0019%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries Paul Davies 01925 237051

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL DAVIES

Date of notification 30 JANUARY 2007